Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
JONATHAN E ORINGER	Common	12/22/2023	100	$ 5,000.00
C/O SHUTTERSTOCK, INC.	Common	1/19/2024	4,360	$ 218,199.69
350 Fifth Avenue, 20th Floor	Common	1/22/2024	38,807	$ 1,955,934.89
New York, New York, 10118	Common	1/23/2024	23,361	$ 1,176,128.23
	Common	1/24/2024	836	$ 41,858.10